On Time Filings, Inc.
1405 Clay Street #B
Newport Beach, CA 92663
Tel: (949) 610-3686
June 25, 2010

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Attn: Tarik Gause

Re:              On Time Filings, Inc.
Registration Statement on Form S-1
File No. 333-165917

Dear Mr. Gause:

On Time Filings, Inc. (“Company”) respectfully requests that the Securities and Exchange Commission (“Commission”) grant effectiveness as of 2:00 P.M., Eastern Time, June 30, 2010, or as soon as practicable thereafter, to its Registration Statement on Form S-1 filed with the Commission on April 6, 2010, and the subsequent amendment No. 3 filed on June 15, 2010.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing  effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On Time Filings, Inc.

By:          /s/ Suzanne Fischer
Suzanne Fischer
Its:           President